J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

03032662

SUPPL

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 1 October 2003

Dear Sir

Shaw's Purchases Supermarkets from GU Markets

Please find enclosed a copy of the above announcement made to the London Stock Exchange on r 2003.

Yours sincerely

Bill Hamilton

Bill Hamilton
Assistant Company Secretary

Enc

10/22

J Sainsbury plc

October 1, 2003

Shaw's Purchases Supermarkets from GU Markets

Shaw's Supermarkets, the US subsidiary of J Sainsbury plc has agreed to purchase five stores from GU Markets LLC of Brattleboro, Vermont following the decision by SUPERVALU to exit the New England market. The stores are all located in New Hampshire and Vermont. They will be acquired in phases and converted to Shaw's. As part of the arrangement, Shaw's also acquired three additional retail locations that are no longer planned to operate as supermarkets.

According to Shaw's Chief Executive Officer, Paul Gannon: "The purchase of these stores offers an exciting chance to enter new markets. They are a good fit with Shaw's existing network of stores in New Hampshire and Vermont."

The five stores to be operated are located in Lancaster, Newport, Walpole and Woodsville, New Hampshire and Vergennes, Vermont. As the stores exist today, they will add over 100,000 square feet of selling space. The immediate plan is to close the stores for a few days in order to replace the perishable inventory and all store brand products with Shaw's brand. This process should be completed by the end of October 2003.

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